

January 20, 2012

<u>Via E-mail</u>
Mr. David B. Potts
Executive Vice President and Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Dr.
Suwanee, GA 30024

> **Re: Arris Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response dated January 6, 2012**
> **File No. 000-31254**

Dear Mr. Potts:

We have reviewed your response dated January 6, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Industry Conditions, page 32</u>

1. We note your response to comment 1 from our letter dated December 23, 2011. While the Industry Conditions section highlights known trends and uncertainties, it fails to tie these trends and uncertainties into the material favorable or unfavorable impact you expect such circumstances to have on your financials. For example, the discussion of increasing competition among cable operators, telephone companies and direct broadcast satellite services does not include management's assessment of how this trend will affect you. Nor does the conversation regarding the expected contraction of capital expenditures by MSOs address the impact to your sales prospects going forward. Although the nature of known trends and uncertainties may make quantification of their

impact impracticable, it does not foreclose discussing their effect generally. Please confirm that you will do so going forward.

 Consolidated Financial Statements, page 65

Note 12. Goodwill and Intangible Assets, page 88
Note 20. Summary Quarterly Consolidated Financial Information (unaudited), page 105

2. We note your responses to comments two and three from our letter dated December 23, 2011. We are still considering your responses and awaiting your supplemental response to comment two.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail to
        W. Brinkley Dickerson, Jr., Esq.
        Troutman Sanders